December 18, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Kristina Marrone
Kibum Park
Dorrie Yale

Re:	Millrose Properties, Inc.
Draft Registration Statement on Form S-11
Submitted October 28, 2024
CIK No.: 0002017206

Ladies and Gentlemen:

At the request of Millrose Properties, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 12, 2024 with respect to the revised Draft Registration Statement on Form S-11 confidentially submitted on October 28, 2024. The Company has publicly filed today a Registration Statement on Form S-11 (the “Registration Statement”) in response to the Staff’s comments.

The Registration Statement being filed today (along with this response letter) reflects the changes made in response to the Staff’s comments as well as other updates, including updated financial statements. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

Registration Statement on Form S-11

General

1.

We refer to your revised disclosures stating that you are registering a yet to be determined number of shares of Class A common stock and Class B common stock and that the number of Class A shares and Class B shares to be issued in the spinoff will be determined after the shareholder election process and reported in a Current Report on Form 8-K. Please revise to disclose the number of shares of Class A common stock and Class B common stock to be issued, or advise. In this regard, we note that Item 501(b)(2) of Regulation S-K requires you to state the title and amount of securities you are offering, and that Rule 405 defines “amount” to mean the number of shares.

In response to the Staff’s comment, the Company has revised the disclosure on page C-5 of the Registration Statement to explain that because the Distribution will give effect to the Distribution Ratio based on the total number of Lennar Common Stock outstanding as of the Record Date, the Company will not know the exact number of shares of Millrose Class A Common Stock and Millrose Class B Common Stock that will be registered and distributed to Lennar stockholders until the Record Date, and provided approximate amounts.

For illustrative purposes, using the total number of Lennar Common Stock outstanding as of November 30, 2024 and giving effect to the distribution ratio of one share of Millrose Common Stock for every two shares of Lennar Common Stock, there would be a total of 167,646,137 shares of Millrose Common Stock outstanding immediately following the Distribution, of which 134,116,910 shares of Millrose Common Stock (approximately 80% of the total outstanding shares) would be registered pursuant to the Registration Statement and distributed to Lennar stockholders. As such, we are registering up to 135,000,000 shares of Millrose Common Stock on the Registration Statement. Assuming that the Miller Family is the only Lennar stockholder to elect to receive Class B Common Stock, then of the 134,116,910 shares of Millrose Common Stock being registered and distributed to Lennar Stockholders, 122,121,799 shares would be registered as Class A Common Stock and 11,995,111 would be registered as Class B Common Stock. At the time of effectiveness, information relating to the final allocation between Class A Common Stock and Class B Common Stock will not be available, as such information will not be known until following the expiration of the Election Period. We do not believe that the total number of Lennar Common Stock outstanding will materially change between November 30, 2024 and the Record Date.

2.

We acknowledge your revised disclosures in response to prior comment 4 and that you now refer to recycled capital. Please revise your disclosure to explain clearly what you mean by the term “recycled capital company” the first time it appears.

In response to the Staff’s comment, the Company has revised the letter to stockholders included in the Registration Statement and the disclosure on page C-1 of the Registration Statement to explain the meaning of recycled capital.

Signatures, page II-6

3.

We note your disclosures that Mr. Richman and Mr. Rosenblum are expected to be your Chief Executive Officer and Chief Financial Officer upon the completion of the spin-off, but also that your signature pages contemplate that they will be signing on your behalf before effectiveness and in such capacities. Please revise to reconcile your disclosures.

In response to the Staff’s comment, the Company has revised the signature page to the Registration Statement to include the signatures of the Company’s Co-Chief Executive Officers and Chief Financial Officer prior to the completion of the spin-off.

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We hope that the responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned at (212) 225-2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Lillian Tsu
Lillian Tsu, a Partner
Cleary Gottlieb Steen & Hamilton LLP

cc:	Darren Richman, Millrose Properties, Inc.